MORRISON FRESH COOKING, INC.

EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(IN THOUSANDS EXCEPT PER-SHARE DATA)
                                                    Fiscal Year Ended
                                                June 1,   June 3,  June 4,
                                                 1996      1995     1994
PRIMARY EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE

Average common shares outstanding.........       8,954      (1)      (1)
Average additional common shares
  issuable on exercise of dilutive
  stock options (computed by use of
  the "treasury stock method", at the
  average market price)...................   *
Number of shares used in computation of
  primary earnings per share..............   *   8,954     8,981    9,342

Net Income................................     ($9,894)  $11,374  $10,078

Primary earnings per common and
  common equivalent share.................      ($1.10)    $1.27    $1.08

FULLY DILUTED EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE

Average common shares outstanding.........       8,954      (1)      (1)
Average additional common shares issuable
  on exercise of dilutive stock options
  (computed by use of the "treasury stock
  method", at the higher of period-end
  or average market price)................   *
Number of shares used in computation of
  fully diluted earnings per share........   *   8,954     8,981    9,342

Net Income..............................       ($9,894)  $11,374  $10,078

Fully diluted earnings per common and
  common equivalent share.................      ($1.10)    $1.27    $1.08

* Per APB 15, due to a net loss dilutive stock options are not reported because its effect is antidilutive

Weighted average shares and all per share data for prior years have been restated to give effect to common stock dividends and common stock splits through June 4, 1994.

(1) Prior to the Distribution earnings per share was calculated based on the average number of MRI common shares outstanding adjusted for the 1-for-4 distribution ratio